Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE
SIX MONTHS ENDED JUNE 30, 2023

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this Report on Form 6-K. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and identified elsewhere in this Report on Form 6-K, and those listed in the “Risk Factors” section in our SEC filings.

The unaudited interim consolidated financial statements for the periods ended June 30, 2023 and June 30, 2022 are prepared pursuant to IFRS and in accordance with the standards of the U.S. Public Company Accounting Oversight Board. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. generally accepted accounting principles.

The Operating and Financial Review and Prospects of the Company for the six months period ended June 30, 2023, and its financial position as of the same date, should be read in conjunction with the Company’s unaudited consolidated financial statements as at June 30, 2023, including the notes thereto. The comparative reporting period is the six-month period ended June 30, 2022.

In this Report on Form 6-K, unless the context indicates otherwise, “we,” “us,” “our,” “our company,” “Brera Holdings,” and similar references refer to Brera Holdings PLC, a public company limited by shares incorporated in the Republic of Ireland and its consolidated subsidiaries.

Cautionary Note Regarding Forward-looking Information and Statements:

This Operating and Financial Review and Prospects may contain forward-looking statements that are based on the Company’s expectations, estimates and projections regarding its business and the economic environment in which it operates. These statements speak only as of the date on which they are made, and there are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Examples of some of the specific risks associated with the operations of the Company are set out under “Risk Factors” section in our SEC filings. Actual outcomes and results may differ materially from those expressed in these forward-looking statements and readers should not place undue reliance on such statements.

Certain information included in this management’s discussion and analysis may constitute forward-looking information within the meaning of securities laws. In some cases, forward-looking information can be identified by the use of terms such as “may”, “will”, “should”, “expect”, “believe”, “plan”, “scheduled”, “intend”, “estimate”, “forecast”, “predict”, “potential”, “continue”, “anticipate” or other similar expressions concerning matters that are not historical facts. Forward-looking information may relate to management’s future outlook and anticipated events or results, and may include statements or information regarding the future plans or prospects of the Company. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements.

For expansion of certain risks and uncertainties that could contribute to a difference in results, please review those risks listed under the heading “Risks Factors” in our SEC filings. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Forward-looking statements are not guaranteeing future performance and there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and the Company takes no responsibility to update them or to revise them to reflect new events or circumstances, except as required by law.

Overview

Brera Holdings PLC (Nasdaq: BREA) is focused on multi club ownership and expanding its global portfolio of men’s and women’s sports clubs with increased opportunities to earn tournament prizes, gain sponsorships, obtain transfer fees and provide other professional football- and sports-related consulting services.

The Company seeks to build on the legacy and brand of Brera FC, the first football club that was acquired by the Company in 2022. Brera FC is an amateur football association in Italy which has been building a football legacy since its founding in 2000. In March 2023, the Company expanded to Africa with the establishment of Brera Tchumene, a team admitted to the Second Division League in Mozambique, a country of nearly 32 million people, which was recently promoted to Mocambola (Premier Division for Mozambique). In April 2023, the Company acquired 90% of the European first division football team Fudbalski Klub Akademija Pandev in North Macedonia, a country with participation rights in two major Union of European Football Association (“UEFA”) competitions.

On July 31, 2023, the Company completed the acquisition of a majority ownership in the Italian Serie A1 women’s professional volleyball team, UYBA Volley S.s.d.a.r.l. The Company is focused on providing investors with returns based on its unique value creation methodology with a focus on undervalued sports clubs internationally while being mindful of socially-impactful outcomes.

Football is one of the most popular spectator sports on Earth, with a global market valued at $1.8 billion in 2019, projected to reach $3.8 billion by 2027, with Europe currently being the largest market (“Global football market by type, manufacturing process and distribution channel: global opportunity analysis and industry forecast, 2021–2027,” May 2021). We believe that the leaders in the football industry, as with all enterprises, must demonstrate an awareness of social issues. We believe that teams that do not demonstrate such awareness will not succeed, and that the European football industry is signaling a need for socially-impactful ways to expand access to capital and revenues.

With this in mind, we organized, promoted and participated in the FENIX Trophy, our newly formed non-professional pan-European football tournament recognized by UEFA. FENIX is an acronym for “Friendly European Non-professional Innovative Xenial”. The FENIX Trophy was intended to allow Brera FC to connect with the local community, increase our fanbase, and develop important relationships with other European football clubs. We believe that discussions about the FENIX Trophy spread awareness of these tenets of social impact football.

We also believe that the competition’s meaning goes beyond the game itself: It is an immersive experience meant to highlight the best practices within non-professional football: sportsmanship, bonds with the local community, sustainability, use of technology, and friendship among clubs. We therefore believe the FENIX Trophy will significantly support our social-impact football value proposition. The FENIX Trophy was inaugurated in 2021 and had its first tournament from September 2021 to June 2022. We believe that the initial competition met or exceeded our expectations of its value for our social-impact football brand. The tournament was a public relations success – the Final Eight of the FENIX Trophy tournament, which took place in Rimini, Italy in June 2022, enjoyed extensive national (SKY Sports TV) and international (ZDF) media coverage. We capitalized on this success and included an additional club in the FENIX Trophy’s 2022-2023 tournament, with the Final 4 matches taking place in Milan, Italy in June 2023. For the FENIX Trophy’s 2023-2024 tournament, there will be twelve clubs participating from across Europe.

We believe the FENIX Trophy combines the best features of great international football with the spirit of non-professional football. Key matches from across Europe streamed live on the FENIX Trophy TV YouTube Channel are accompanied by values such as hospitality and sharing between the clubs. The clubs don’t just meet during the game; they share fun and inspirational moments before and after, promoting cultural exchange and creating a friendly environment for clubs, players and supporters. Brera’s continuing objective is to make the FENIX Trophy an extraordinary social impact football experience with a concrete economic value for the major companies seeking to invest in ESG through sport.

We also believe that social awareness and impact has become a growing public focus due to the 2022 FIFA World Cup. As such, while the “transfer market,” in which teams can transfer players and managers in exchange for significant compensation both to the transferring teams and the transferred individuals, is expected to continue, we believe that it must ultimately be part of a vision of football that includes a bottom-up nurturing of players, including those from disadvantaged backgrounds or communities, such as those historically and currently competing for Brera FC. We intend to be a leader in guiding the industry toward a more inclusive approach to professional football, through the use of unconventional routes and undiscovered markets with the aim to unleash their full potential.

To that end, we are developing our “Global Football Group” portfolio of professional football clubs. Our Global Football Group will be modeled on the collaborative, brand-aligned holding company structure of Manchester, England-based City Football Group Limited. Under our Global Football Group structure, we intend to acquire top-division football teams in Africa, South America, Eastern Europe, and potentially other emerging markets, and give them access to the global transfer market.

Our revenue currently depends on our business strategy and marketing consultancy services which we provide to commercial clients mainly in the digital media and broadband sectors, our football school services and our newly formed tournament, the FENIX Trophy. We expect that our future revenues will depend on expanding these services, acquiring professional football clubs, qualifying for or winning football tournaments and earning tournament prizes, successfully providing transfer market services, and entering into sponsorship agreements.

Recent Developments

Share Issuance

On August 11, 2023, we issued 150,000 Class B Ordinary Shares in connection with a marketing agreement.

Entry into a Letter of Intent and Contract with UYBA

On June 8, 2023, the Company entered into an exclusive letter of intent (the “Letter of Intent”) with Selene S.a.s. of Immobiliare Luna S.r.l. (“Selene S.a.s.”) and Giuseppe Pirola, two shareholders of UYBA Volley S.s.d.a.r.l., an entity organized under the laws of Italy (“UYBA”), relating to the acquisition of UYBA by the Company or Brera Milano.

Pursuant to the Letter of Intent, the Company or Brera Milano, Selene S.a.s. and Giuseppe Pirola will enter into a securities purchase agreement and other documents or agreements (the “Definitive Agreements”) that will be consistent with the Letter of Intent and will describe the terms upon which the Company or Brera Milano will acquire from Selene S.a.s. and Giuseppe Pirola a number of shares of the issued and outstanding capital stock or other equity interests of UYBA with a total nominal value of EUR840,500, constituting 51% of the corporate capital of UYBA after such acquisition (the “Shares”). The Company or Brera Milano will pay Selene S.a.s. and Giuseppe Pirola an aggregate of EUR840,000 on the date that the parties enter into the Definitive Agreements.

On July 3, 2023, the Company entered into a preliminary contract (the “Preliminary Contract”) with Selene S.a.s. and Giuseppe Pirola, two shareholders of UYBA, relating to the acquisition of UYBA by the Company. Pursuant to the Preliminary Contract, the Company, Selene S.a.s. and Giuseppe Pirola will enter into a final contract (the “Final Contract”) on July 28, 2023 (the “Execution Date”), pursuant to which the Company will acquire from Selene S.a.s. and Giuseppe Pirola the Shares in exchange for EUR390,500 to Selene S.a.s. and EUR450,000 to Giuseppe Pirola payable on the Execution Date.

Additionally, on the Execution Date, (i) the shareholders’ agreement and business plan, Annex 2 and Annex 3 of the Preliminary Contract, respectively, that, among other things, obligates the Company to contribute a guaranteed minimum of sponsorships for the next 3 sports seasons for a total amount of EUR860,000, and in the event that UYBA’s annual guaranteed minimum is not reached, the Company will be obliged to contribute the difference within 30 days of the annual verification, will become effective, (ii) Giuseppe Pirola and Gianluigi Vigano will be appointed as managing directors of UYBA, giving them the powers as stated in Annex 4 and Annex 5 of the Preliminary Contract, respectively, and (iii) Selene S.a.s. and Giuseppe Pirola will immediately deposit the aggregate amount of EUR840,500 received from the sale of the Shares into UYBA’s bank account in the form of a shareholders loan to UYBA which shall have a waiver of repayment.

The Preliminary Contract stipulates that the UYBA board of directors shall be composed of 11 members until the approval of the June 30, 2026 financial statements: (i) Giuseppe Pirola, as Chairman of the board of directors, (ii) Pierre Galoppi, Adrio de Carolis, Alessandro Aleotti, Cristiano Zatta, Michele Lo Nero and Gianluigi Vigano as directors appointed by the Company and (iii) Andrea Saini, Marco Quarantotto, Simone Facchinetti and Salvatore Insinga as directors appointed by UYBA shareholders other than the Company, Giuseppe Pirola and Selene S.a.s.

On July 31, 2023, the Company entered into a contract (the “UYBA Final Contract”) with Selene S.a.s. and Giuseppe Pirola, two shareholders of UYBA, relating to the acquisition of UYBA by the Company.

Pursuant to the UYBA Final Contract, the Company acquired from Selene S.a.s. and Giuseppe Pirola the Shares in exchange for EUR390,500 to Selene S.a.s. and EUR450,000 to Giuseppe Pirola paid as of July 31, 2023. The UYBA Final Contract was subsequently filed by the witnessing notary with the Italian Office of the Registrar of Companies.

Entry into a Letter of Intent and Contract with Bayanzurkh FC

On August 28, 2023, Brera Milano entered into an exclusive letter of intent (the “Letter of Intent”) with Bayanzurkh Ilch FC, a sports association incorporated under the laws of Mongolia (“Bayanzurkh FC”), relating to the acquisition of Bayanzurkh FC by Brera Milano.

Pursuant to the Letter of Intent, Brera Milano will take control of Bayanzurkh FC’s management by transforming it from a sports association into a limited liability company and will rebrand Bayanzurkh FC to include the term “Brera” before the resumption of the football season in March 2024, which if not met will allow Brera Milano the right to terminate the Letter of Intent. Brera Milano will pay Bayanzurkh FC an aggregate fee of US$30,000 comprised of (i) US$12,000 at the operation execution activity kick-off following the signing of the Letter of Intent and (ii) US$3,000 per month for 6 months and will invest in developing the visibility of Bayanzurkh FC throughout Mongolia and Italy and internationally. Bayanzurkh FC’s current management will guarantee sponsorship contracts with third-party companies for an overall value between US$50,000 and US$90,000 for the 2024-25 football season.

On September 27, 2023, Brera Milano entered into a contract (the “Bayanzurkh FC Contact”) with Tavan Tolgoi Tulshiin Ilch Sport Club NGO, a sports association incorporated under the laws of Mongolia (the “Association”) that owns the football club, Bayanzurkh FC, relating to the acquisition of Bayanzurkh FC by Brera Milano.

Pursuant to the Bayanzurkh FC Contract, Brera Milano (i) will appoint a new board and Chairman of the Association, or, if legally unable to appoint the Chairman under Mongolian law and the regulations of the Mongolian Football Federation, have the Association appoint a Chairman that is mutually agreed upon by Brera Milano, and (ii) grants the use of the Brera trademark to the Association for use in rebranding Bayanzurkh FC to include the term “Brera” before October 31, 2023. If either of these is not met, Brera Milano will have the right to terminate the Bayanzurkh FC Contract immediately.

Brera Milano will pay the Association an aggregate fee of US$30,000 comprised of (i) US$12,000 at the signing of the Bayanzurkh FC Contract and (ii) US$3,000 per month for 6 months from November 2023 to April 2024 and will invest in developing the visibility of Bayanzurkh FC throughout Mongolia and Italy and internationally. Bayanzurkh FC’s current management will cover Bayanzurkh FC’s costs for October and November 2023 and will actively support Brera Milano in the search for sponsorship contracts with third-party companies, including providing the contracts signed with California Ice Tea, 1 X Bet and Mr. Haore for an aggregate total of US$41,563.

Nasdaq Deficiency Notice

On December 4, 2023, the Company received a written notification (the “Notification Letter”), from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) for continued listing on the Nasdaq Capital Market tier of Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of the Class B Ordinary Shares for the 30 consecutive business days from October 20, 2023 to December 1, 2023, the Company no longer meets the minimum bid price requirement.

The Notification Letter does not impact the Company’s listing of the Class B Ordinary Shares on the Nasdaq Capital Market at this time. However, the Notification Letter provides that the Company’s name will be included on a list of all non-compliant companies which Nasdaq makes available to investors on its website at listingcenter.nasdaq.com, beginning five business days from the date of the Notification Letter.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided 180 calendar days from the date of the Notification Letter, or until June 3, 2024, since the 180th day falls on a Saturday, to regain compliance with Nasdaq Listing Rule 5550(a)(2). To regain compliance, the Company’s Class B Ordinary Shares must have a closing bid price of at least US$1.00 for a minimum of ten consecutive business days. If the Company does not regain compliance during such period, the Company may be eligible for an additional 180 calendar days, provided that the Company meets the continued listing requirement for market value of publicly held shares of US$1,000,000 under Nasdaq Listing Rule 5550(a)(5) and all other initial listing standards for the Nasdaq Capital Market, except for Nasdaq Listing Rule 5550(a)(2), and the Company must provide a written notice of its intention to cure this deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company does not qualify for the second compliance period or fails to regain compliance during the second 180-day period, then Nasdaq will notify the Company of its determination to delist the Class B Ordinary Shares, and the Class B Ordinary Shares will be subject to delisting. At that time, the Company will have an opportunity to appeal the delisting determination to a Nasdaq Hearings Panel.

The Company intends to monitor the closing bid price of the Class B Ordinary Shares and may, if appropriate, consider implementing available options to regain compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2).

Impact of COVID-19 Pandemic

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China. On March 11, 2020, the World Health Organization declared the outbreak a pandemic. On March 11, 2020, the Italian government announced a €25 billion (approximately $28,295,000,000) package to help Italians through the health crisis. To date, there have been a large number of temporary business closures, quarantines and a general reduction in consumer activity in Italy.

The spread of the virus in many countries continues to adversely impact global economic activity and has contributed to significant volatility and negative pressure in financial markets and supply chains. The pandemic has had, and could have a significantly greater, material adverse effect on the Italian economy as a whole, as well as the local economy where we conduct our operations. The pandemic has resulted, and may continue to result for an extended period, in significant disruption of global financial markets, which may reduce our ability to access capital in the future, which could negatively affect our liquidity.

If the COVID-19 pandemic does not continue to slow and the spread of COVID-19 is not contained, our business operations, could be further delayed or interrupted. We expect that government and health authorities may announce new or extend existing restrictions, which could require us to make further adjustments to our operations in order to comply with any such restrictions. We may also experience limitations in employee or player resources. In addition, our operations could be disrupted if any of our employees or players were suspected of having COVID-19, which could require quarantine of some or all such employees or players or closure of our facilities for disinfection. The duration of any business disruption cannot be reasonably estimated at this time but may materially affect our ability to operate our business and result in additional costs.

The extent to which the pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this prospectus, including the effectiveness of vaccines and other treatments for COVID-19, and other new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. Nevertheless, the pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows. See also “Risk Factors” for more information.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

•	our ability to acquire new fans, supporters and sponsors or retain existing ones;

•	our ability to offer competitive pricing for our products and services;

•	our ability to broaden product and service offerings;

•	whether successful or significant playing seasons or competitions occur during the relevant reporting periods;

•	general economic conditions affecting the discretionary income of fans, supporters and sponsors;

•	industry demand and competition; and

•	market conditions and our market position.

Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the JOBS Act. As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least $1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our ordinary shares that are held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Results of Operations

Comparison of the Six Months Ended June 30, 2023 and 2022

The following table sets forth key components of our results of operations during the six months ended June 30, 2023 and 2022:

	Six Months Ended June 30,
	2023			2022
	€	$	% of Revenue	€	% of Revenue
Revenue	79,031	86,302	100%	131,521	100%
Cost of revenue	(2,032)	(2,219)	(3)%	(29,768)	(23)%
General and administrative expenses	(1,631,787)	(1,781,911)	(2,065)%	(192,376)	(146)%
Operating loss	(1,554,788)	(1,697,828)	(1,967)%	(90,623)	(69)%
Other income	2,173	2,373	3%	5,111	4%
Net fair value gain on financial assets at fair value through profit and loss	27,186	29,687	34%	-	-%
Change in warrant expense	3,888	4,246	5%	-	-%
Finance costs	(140)	(153)	-%	(1,686)	(1)%
Loss before income taxes	(1,521,681)	(1,661,675)	(1,925)%	(87,198)	(66)%
Provision for income taxes	(3,351)	(3,659)	(4)%	(8,637)	(7)%
Net loss	(1,525,032)	(1,665,334)	(1,930)%	(95,835)	(73)%

Revenue

The principal activities of the Company for the six months ended June 30, 2023 and 2022 were acquisition and management of sports teams and the provision of consultancy services, respectively. Revenue for the six months ended June 30, 2023 and 2022 was €79,031 and €131,521, respectively, representing a decrease of 40%. The decrease was due to transitioning our business away from providing consultancy services to owning and operating global sports teams. During the six months ended June 30, 2023, Brera acquired Fudbalski Klub Akademija Pandev (“FKAP”) on April 28, 2023, therefore FKAP only contributed to revenue for slightly more than one-month, which revenue consisted of €79,031 from transfer fees. In addition, transitioning away from the provision of consultancy services resulted in no other revenue for the six months ended June 30, 2023. The decrease in revenues for the six months ended June 30, 2023 was the result of these factors.

Cost of revenue

Cost of revenue for the six months ended June 30, 2023 and 2022 was €2,032 and €29,768, respectively, representing a decrease of 93%. The decrease was due to transitioning our business away from providing consultancy services to owning and operating global sports teams. As stated above, FKAP was acquired on April 28, 2023, meaning it only had slightly over a month to contribute to the cost of revenue for the six months ended June 30, 2023. In addition, transitioning away from the provision of consultancy services resulted in less contribution from these services to cost of revenue for the six months ended June 30, 2023.

General and administrative expenses

General and administrative expenses consisted of advertising, staff and director remuneration and benefits, rental expenses, utilities, depreciation, travel and entertainment and other miscellaneous expenses. General and administrative expenses for the six months ended June 30, 2023 and 2022 were €1,631,787 and €192,376, respectively, an increase of 748%. The increase was mainly due to advertising and marketing, insurance, professional and consultancy services, staff costs, transportation and accommodation costs and share-based expenses in connection with our acquisition of FKAP and our successful listing on Nasdaq in January 2023.

Operating loss

Operating loss for the six months ended June 30, 2023 and 2022 was €1,554,788 and €90,623, respectively. The increase was mainly due to transitioning our business away from providing consultancy services to owning and operating global sports teams.

Other income

Other income mainly consisted of miscellaneous income or expenses relating to our consulting services. Other income for the six months ended June 30, 2023 and 2022 was €2,173 and €5,111, respectively. The decrease was mainly due to transitioning our business away from providing consultancy services to owning and operating global sports teams.

Finance costs

Finance costs consisted of loan interest expenses from the Company’s small and medium enterprises guarantee fund loan, a loan from a shareholder and the interest expense on lease liabilities in relation to the rental of office and vehicles. Finance costs for the six months ended June 30, 2023 and 2022 were €140 and €1,686, respectively, a decrease of 92%. The decrease was mainly due to the repayment of the loans.

Loss before income taxes

Loss before income taxes for the six months ended June 30, 2023 and 2022 was €1,521,681 and €87,198, respectively, an increase of 1,645%. The increase was mainly due to transitioning our business away from providing consultancy services to owning and operating global sports teams.

Provision for income taxes

Provision for income taxes for the six months ended June 30, 2023 and 2022 was €3,351 and €8,637, respectively, a decrease of 61%. The decrease was mainly due to transitioning our business away from providing consultancy services to owning and operating global sports teams as all amounts are attributable to the provision of consultancy services under Brera Milano and Brera Holdings not generating any Ireland taxable income.

Net loss

Net loss for the six months ended June 30, 2023 and 2022 was €1,525,032 and €95,835, respectively, an increase of 1,491%. The increase was mainly due to transitioning our business away from providing consultancy services to owning and operating global sports teams.

Liquidity and Capital Resources

As of June 30, 2023, we had cash and cash equivalents of €4,619,061 (approximately $5,044,015). To date, we have financed our operations primarily through revenue generated from operations, loans and shares issued for cash. As of November 30, 2023, we had cash and cash equivalents of €2,945,742 (approximately $3,201,893). Non-recurring uses of cash in the five months following the six months ended June 30, 2023 included amounts previously agreed and disclosed for the Company’s acquisitions of UYBA and FKAP: €840,000 (approximately $913,043) for the purchase of a 51% shareholding in UYBA; €150,000 (approximately $163,043) for a recoverable advance of sponsorship funding for UYBA; €300,000 (approximately $326,087) in a working capital loan to FKAP; and €147,191 (approximately $159,990) in professional fees related to these acquisitions.

Management has prepared estimates of operations and believes that sufficient funds both currently exist and will be generated from operations to fund our operations and to service our debt obligations for at least the next twelve months. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

The accompanying consolidated financial statements have been prepared on a going concern basis under which we are expected to be able to realize our assets and satisfy our liabilities in the normal course of business.

Going Concern

The accompanying unaudited consolidated financial statements have been prepared assuming that we will continue as a going concern. In preparing the unaudited consolidated financial statements, management has given careful consideration to the future liquidity of the Company in light of the fact that the Company incurred net losses of €1,525,032 and €95,835 for the six months ended June 30, 2023 and 2022, respectively. The Company had a surplus of €4,472,402 and a deficit of €131,213 in equity attributable to shareholders of the Company as at June 30, 2023 and December 31, 2022, respectively. As at June 30, 2023, the Company had total assets of €5,783,710 and working capital of €3,989,458. As at December 31, 2022, the Company had total assets of €1,125,099 and negative working capital of €188,481.

Our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due. Management has plans to seek additional capital through public offerings, private equity offerings, debt financings, and government or other third-party funding.

However, the sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

On January 27, 2023, the Class B Ordinary Shares of the Company commenced trading on the Nasdaq Capital Market under the symbol “BREA”. The closing of the initial public offering took place on January 31, 2023. After deducting underwriting discounts and commissions and non-accountable expense allowance, the Company received net proceeds of approximately $6,900,000 and management considers the Company to have sufficient cash and cash equivalents which was €4,619,061 (approximately $5,044,015) as of June 30, 2023. As a result of the successful initial public offering and funds raised, management believes that the Company has the necessary resources and liquidity to meet its obligations and sustain its operations for the foreseeable future (i.e., at least 12 months beyond the date of the issuance of unaudited consolidated financial statements for the six months ended June 30, 2023). Therefore, these financial statements have been prepared on a going concern basis and management considered the preparation of the financial statements as a going concern was appropriate.

Debt

On May 20, 2020, we entered into a loan through the Guarantee Fund for Small and Medium-Size Enterprises under the European Guarantee Fund Programme with Banca del Mezzogiorno - Mediocredito Centrale S.p.A. for €25,000. As disclosed in Note 13 of the financial statements, the monthly interest rate is 0.0625% and the annualized interest rate is 0.75% per annum. The loan term is 6 years and repayment of principal begins 2 years from the loan drawdown date.

Summary of Cash Flow

The following table provides detailed information about our net cash flow for all financial statement periods presented in this report.

	Six Months Ended June 30,
	2023	2023	2022
Statements of Operations Data	€	$	€
Net cash provided by operating activities	(724,806)	(791,488)	35,007
Net cash used in investing activities	(884,697)	(966,089)	(1,209)
Net cash (used in) provided by financing activities	5,892,170	6,434,250	(41,590)
Net (decrease) increase in cash	4,282,667	4,676,672	(7,792)
Cash, beginning of period/year	347,229	379,174	26,957
Effect of foreign exchange rate changes	(10,835)	(11,832)	-
Cash, end of period/year	4,619,061	5,044,015	19,165

To date the Company has financed its operations primarily through revenue generated from operations, loans and shares issued for cash.

Net cash provided by operating activities was €(724,806) and €35,007 for the six months ended June 30, 2023 and 2022, respectively. The decrease in net cash provided by operating activities was primarily due to the loss before taxes, depreciation of right-to-use assets, stock-based compensation expenses and change in trade and other payables in connection with our successful listing on Nasdaq in January 2023 and the transition of our business away from providing consultancy services to owning and operating global sports teams.

Net cash used in investing activities was €884,697 and €1,209 for the six months ended June 30, 2023 and 2022, respectively. The increase in net cash used in investing activities was mostly due to the acquisition of FKAP on April 28, 2023.

Net cash (used in) provided by financing activities was €5,892,170 and €(41,590) for the six months ended June 30, 2023 and 2022, respectively. The increase in net cash (used in) provided by financing activities was primarily due to our successful listing on Nasdaq in January 2023.

Contractual Obligations

	Six Months Ended June 30, 2023
	Total		Year Ended December 31, 2023		Year Ended December 31, 2024		Year Ended December 31, 2025		After the year ending December 31, 2025
	€	$	€	$	€	$	€	$	€	$
Loan from a shareholder	-	-	-	-	-	-	-	-	-	-
Operating lease commitments	4,697	5,129	4,697	5,129	-	-	-	-	-	-
Loan payable	150,826	164,702	128,910	140,770	15,713	17,159	-	-	-	-
Contingent consideration	167,000	182,364	-	-	31,855	34,786	35,197	38,435	99,948	109,143
	322,523	352,195	133,607	145,899	47,568	51,945	35,197	38,435	99,948	109,143

Other than indicated above, on June 30, 2023, we did not have other long-term debt obligations, capital (finance) lease obligations, operating lease obligations or purchase obligations reflected on our statements of financial position.

Commitments and Contingencies

Capital Expenditures

During the six months ended June 30, 2023, the Company made €13,547 in capital expenditures and disposed of €8,125 of property, vehicles, plant and equipment. We do not have any contractual obligations for ongoing capital expenditures at this time.

Lease Commitment

We entered into lease agreements for office space, garage, motor vehicles and office equipment with expiration dates ranging from 2023 to 2027. The Company’s commitments for minimum lease payments under these leases as of June 30, 2023 are as follows:

Minimum lease payment as of June 30, 2023
€
Year ending December 31, 2023	11,824
Year ending December 31, 2024	-
Year ending December 31, 2026	-
After the year ending December 31, 2026	-
Total	11,824

Contingencies

We are currently not a defendant to any material legal proceedings, investigation, or claims.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Quantitative and Qualitative Disclosures about Market Risk

Risk management overview

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of fluctuations in interest rates and foreign exchange rates as well as, to a lesser extent, inflation and concentration risks. This note provides information about our exposure to each of these risks, our objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout the consolidated financial statements.

Interest Rate Risk

We are exposed to market risks in the ordinary course of our business. Our primary interest rate relates to interest-bearing long-term borrowings. The effect of rising interest rates on our financial condition is expected to be negligible given that we do not have material debt or accounts receivable.

Foreign Currency Exchange Risk

The majority of our cash flows, financial assets and liabilities are denominated in euros, which is our functional and reporting currency. We are exposed to financial risk related to the fluctuation of foreign exchange rates and the degree of volatility of those rates. Currency risk is limited to the proportion of our business transactions denominated in currencies other than the euro, primarily for capital expenditures, potential future debt, if any, and various operating expenses such as salaries and professional fees. We do not currently use derivative financial instruments to reduce our foreign exchange exposure and management does not believe our current exposure to currency risk to be significant.

The Company carries the majority of its funds in dollars. A 10.0% appreciation of the dollar against the euro, from the exchange rate of €0.9158 per $1.00 as of June 30, 2023 to a rate of €1.0074 per $1.00, will result in an increase of approximately €462,032 in our cash equivalent position. Conversely, a 10.0% depreciation of the dollar against the euro, from the exchange rate of €0.9158 per $1.00 as of June 30, 2023 to a rate of €0.8242 per $1.00, will result in a decrease of approximately €462,032 in our cash equivalent position.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and results of operations.

Concentration risk

For the six months ended June 30, 2023, approximately 49% of the Company’s trade receivable arose from 2 customers, each accounted for over 10% of the Company’s total revenue.

Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments.

Please see Note 2 of our unaudited consolidated interim financial statements as of June 30, 2023, for a summary of significant accounting policies.